                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)*

                           ASCENDANT SOLUTIONS, INC.
                               (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                        (Title of Class of Securities)

                                  00207W 10 0
                                (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                []  Rule 13d-1(b)

                                []  Rule 13d-1(c)

                               [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

  CUSIP NO. 00207W 10 0                13G
           ------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                  ASD Partners, Ltd.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a)  [_]
                                                                (b)  [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP
 4
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

  CUSIP NO. 00207W 10 0                13G
           ------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                   ASD Partners GP, Ltd.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   (entities only)



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a)  [_]
                                                                (b)  [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP
 4
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          252,182
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          252,182
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      252,182
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

  CUSIP NO. 00207W 10 0                13G
           ------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                        Norman Charney
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   (entities only)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a)  [_]
                                                                (b)  [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,529,984
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             252,182
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          2,529,984
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          252,182
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,782,166
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

CUSIP NO. 00207W 10 0                     13G

Item 1(a).     Name of issuer:

               Ascendant Solutions, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive offices:

               3737 Grader Street, Suite 110, Garland, Texas 75041

Item 2(a).     Name of person filing:

               ASD Partners, Ltd. is a Texas limited partnership that was dissolved on November 9, 2000. ASD Partners GP, Inc., a Texas corporation, served as the sole general partner of ASD Partners, Ltd. Norman Charney is the sole shareholder of ASD Partners GP, Inc. and a former limited partner of ASD Partners, Ltd.

Item 2(b).     Address of principal business office or, if none, residence:

               The principal business office of each Reporting Person is:

               6014 Yorkville Court, Dallas, Texas 75248

Item 2(c).     Citizenship:

               ASD Partners, Ltd. was, and ASD Partners GP, Inc. is, organized under the laws of the State of Texas. Norman Charney is a citizen of the United States of America.

Item 2(d).     Title of class of securities:

               Common Stock, $0.0001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               00207W 10 0


Item 3. If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        (a)  [_]   Broker or dealer registered
                   under section 15 of the Act (15 U.S.C. 78o);

        (b)  [_]   Bank as defined in section
                   3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e)  [_]  An investment adviser in accordance with 240.13d-
                  1(b)(1)(ii)(E);

        (f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

        (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [_]  Group, in accordance with 240.13d-1(b)(1)(ii)(J)

             Not applicable.

Item 4.      Ownership:

   At the close of business on December 31, 2000, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,782,166 shares of Common Stock of the Issuer, representing approximately 13.1% of the Issuer's outstanding shares of Common Stock (based upon the 21,230,000 shares reported to be outstanding on October 31, 2000, as reported in Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2000.)

   ASD Partners, Ltd.
   ------------------

          (a)  Amount beneficially owned:  0

          (b)  Percent of class:  0

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 0

               (ii)  shared power to vote or to direct the vote: 0

CUSIP NO. 00207W 10 0       13G


         (iii)  sole power to dispose or to direct the disposition of: 0

         (iv)   shared power to dispose or to direct the disposition of: 0

ASD Partners GP, Inc.
---------------------

    (a)  Amount beneficially owned:  252,182
    (b)  Percent of class:  1.9%

    (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 252,152

         (ii)  shared power to vote or to direct the vote: 0

         (iii) sole power to dispose or to direct the disposition of: 252,152

         (iv)  shared power to dispose or to direct the disposition of: 0

Norman Charney
--------------

    (a)  Amount beneficially owned:  2,782,166(FN1)

    (b)  Percent of class:  13.1%

    (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 2,529,984

         (ii)  shared power to vote or to direct the vote: 252,152

         (iii) sole power to dispose or to direct the disposition of: 2,529,984

         (iv)  shared power to dispose or to direct the disposition of: 252,152

--------------------
(FN1) Represents 2,529,984 shares of Common Stock owned by Norman Charney and 252,152 shares of Common Stock received by ASD Partners, GP, Inc. upon the dissolution of ASD Partners, Ltd. Norman Charney is the sole shareholder and President of ASD Partners GP, Inc.

CUSIP NO. 00207W 10 0       13G


Item 5. Ownership of five percent or less of a class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]:

          On November 9, 2000 the partners of ASD Partners, Ltd. (the "Partnership") elected to dissolve the Partnership in accordance with the laws of the State of Texas. As a result, the Partnership distributed all shares of Common Stock of the Issuer that it held to its individual partners, and is no longer the beneficial owner of any securities of the Issuer. In the distribution, Norman Charney received 2,529,984 shares of Common Stock, and ASD Partners GP, Inc., a Texas corporation wholly-owned by Norman Charney that served as general partner of the Partnership, received 252,182 shares of Common Stock. ASD Partners GP, Inc. is now less than a 5% beneficial owner of the securities of the Issuer.

Item 6.   Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8.   Identification and classification of members of the group:

          This statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Exhibit A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not applicable.

Item 10.  Certifications:

          Not Applicable.



                           [Signature page follows]

CUSIP NO. 00207W 10 0       13G

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Dated:  February 9, 2001


                    ASD Partners GP, Inc., on behalf of itself and ASD Partners, Ltd.

                    By:     /s/ Norman Charney
                        ________________________________
                        Norman Charney, President



                            /s/ Norman Charney
                    ____________________________________
                    Norman Charney

        ATTENTION:  Intentional misstatements or omissions of fact constitute
         Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 00207W 10 0       13G

                                   EXHIBIT A

                            JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

               Dated:  February 9, 2001


               ASD Partners GP, Inc., on behalf of itself and ASD Partners, Ltd.

               By:   /s/ Norman Charney
                   ___________________________
                   Norman Charney, President


                     /s/ Norman Charney
                   ___________________________
                         Norman Charney